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SEC Mail Processing Section

MAR 01

Washington DC

406

SEC FILE NUMBER
8- 66451

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Principled Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 South Avenue

(No. and Street)

Staten Island	NY	10314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Girellini 877-860-0900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colella Accounting Firm, CPA, PC

(Name – *if individual, state last, first, middle name*)

5 Penn Plaza 19th Fl	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Girellini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Principled Advisors, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EKREM KLOBOCISTA
Notary Public - State of New York
NO. 01KL6321980
Qualified in Richmond County
My Commission Expires Mar 30, 2019

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRINCIPLED ADVISORS, INC.

Table of Contents

COLELLA ACCOUNTING FIRM, CPA, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Shareholder of:

Principled Advisors, Inc.
1110 South Avenue
Staten Island, NY 10314

We have audited the accompanying financial statements of Principled Advisors, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Principled Advisors, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Principled Advisors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in page 8 - Computation of Net Capital under Rule 15c3-1, (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Principled Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Principled Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Colella Accounting Firm, CPA, P.C.

New York, NY
February 28, 2017

5 Penn Plaza, 19th Floor New York, NY 10001 • 888-537-7960 • Fax: 888-537-7961
www.procpagroup.com

PRINCIPLED ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Assets		
Cash and cash equivalents	$	188,418
Commissions receivable		203,831
Property and equipment, net of accumulated depreciation of $17,130		8,944
Prepaid expenses		590
Total Assets	$	401,783
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	6,160
Total Liabilities		6,160
Shareholder's Equity		
Common stock, no par value; 50,000,000 shares authorized, 2,000,000 shares issued and outstanding		89,020
Retained earnings		306,603
Total Shareholder's Equity		395,623
Total Liabilities and Shareholder's Equity	$	401,783

The accompanying notes are an integral part of the financial statements.

PRINCIPLED ADVISORS, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2016

Revenues		
Advisory fees	$	865,016
Finders fees		9,918
Interest income		42
		874,976
Expenses		
Compensation and benefits		186,860
Travel and entertainment		69,673
Professional fees		12,276
Business development		10,429
Other expenses		7,187
Depreciation		4,405
Regulatory fees and expenses		3,549
Communication expenses		1,750
Insurance		466
Total Expenses		296,595
Income (Loss) Before Income Taxes		578,381
Income taxes		1,174
Net Loss	$	577,207

The accompanying notes are an integral part of the financial statements.

PRINCIPLED ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year Ended December 31, 2016

	Common Stock - No Par Value		Retained
	Shares	**Amount**	**Earnings**
Balance at December 31, 2015	2,000,000	$ 89,020	$ 304,396
Distributions	-	-	(575,000)
Net income (loss)	-	-	577,207
Balance at December 31, 2016	2,000,000	$ 89,020	$ 306,603

The accompanying notes are an integral part of the financial statements.

PRINCIPLED ADVISORS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

Cash flows used in operating activities	
Net Income	$ 577,207
Depreciation	4,405
(Increase) decrease in assets:	
Commissions receivable	(7,183)
Prepaid expenses	160
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	(1,119)
Net cash used in operating activities	573,470
Cash flows used in investing activities:	
	-
Cash flows from financing activities:	
Distributions to shareholder	(575,000)
Net decrease in cash and cash equivalents	(1,530)
Cash and cash equivalents at beginning of year	189,948
Cash and cash equivalents at end of year	$ 188,418
Supplemental cash flow information:	
Cash paid for income taxes	$ 1,174

The accompanying notes are an integral part of the financial statements.

1. **Nature of Business**

Principled Advisors, Inc. (the "Company") is an independent broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated in the State of New Jersey on February 9, 2004.

Revenue is derived principally from 401k advisory fees both at the plan and participant level.

2. **Summary of Significant Accounting and Reporting Policies**

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition

The Company earns revenue by advising employers on the proper setup of their 401k plans and recommends suitable mutual funds for participants to choose from. The Company receives 12b-1 compensation ranging from .25% to 1%, depending on the size of the plan and applicable share class, directly from the mutual fund company.

Revenues are not concentrated in any particular region of the country or with any individual or group and are recorded as earned.

Commissions Receivable

Commissions receivable consist of amounts due related to advisory fees, finder's fees and trail commissions which have been earned as of December 31, 2016. An allowance for doubtful accounts is not necessary since all receivables are deemed collectible.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over the estimated useful life of the underlying asset

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not incur federal income taxes on its taxable income. Instead, the Company's income or loss and credits are passed through and reported on the shareholder's income tax return. The income taxes reflected in these financial statements only represent state and local taxes.

The Company establishes deferred tax assets and liabilities for the temporary differences between net income for financial reporting and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. For tax purposes, the Company uses the cash basis method.

Subsequent Events

Management has evaluated subsequent events through February 28, 2017, the date which the financial statements were available to be issued, and has determined there are no subsequent events to be reported.

3. Property and Equipment

Property and equipment consists of the following:

Office furniture	$ 6,192
Computer equipment	19,881
	26,074
Less: accumulated depreciation	(17,130)
	$ 8,944

Depreciation expense for the year ended December 31, 2016 amounted to $4,405.

4. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2015, the Company's net capital amounted to $194,713, which exceeded the minimum required by $189,713.

PRINCIPLED ADVISORS, INC.

Schedule I - Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Act of 1934
December 31, 2016

Total Shareholder's equity	$	395,623
Deductions and/or charges		
Nonallowable assets		
Property and equipment, net of accumulated depreciation		8,944
Prepaid expenses		590
Mutual Fund/RIA Fees Receivable		191,376
Total deductions and/or charges	$	200,910
Net capital before haircuts on securities transactions		194,713
Haircuts on securities transactions		-
Net capital		194,713
Net capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess net capital	$	189,713

Note: No material differences exist between the computation of the reserve requirement above as compared to computation included in the Company's Focus Report Part IIA

Principled Advisors

Member FINRA

February 7, 2016

Exemption Report

RE: Principled Advisors, Inc. year end 2016 Certified Audit

Principled Advisors, Inc. is operating under the (k)(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Anthony Girellini

Chairman & CEO

COLELLA ACCOUNTING FIRM, CPA, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Principled Advisors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Principled Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), and (2) Principled Advisors, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Principled Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Principled Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Colella Accounting Firm, CPA, P.C.

Colella Accounting Firm, CPA, P.C.
New York, NY
February 28, 2017

5 Penn Plaza, 19th Floor New York, NY 10001 • 888-537-7960 • Fax: 888-537-7961
www.procpagroup.com

COLELLA ACCOUNTING FIRM, CPA, P.C.
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder of:

Principled Advisors, Inc.
1110 South Avenue
Staten Island, NY 10314

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Principled Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Principled Advisors, Inc.'s compliance with the applicable instructions of Form SIPC-7. Principled Advisors, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Colella Accounting Firm, CPA, P.C.

Colella Accounting Firm, CPA, P.C.
New York, NY
February 28, 2017

5 Penn Plaza, 19th Floor New York, NY 10001 • 888-537-7960 • Fax: 888-537-7961
www.procpagroup.com

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 874,977 —
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	874,977 —
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ Ø	
Enter the greater of line (i) or (ii)		Ø
Total deductions		Ø
SIPC Net Operating Revenues		$ Ø
General Assessment @ .0025		$ Ø

(to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1520*********************MIXED AADC 220
66451 FINRA DEC
PRINCIPLED ADVISORS INC
1110 SOUTH AVE
STATEN ISLAND NY 10314-3403

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Anthony Girollie 877-860-0900

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Principled Advisors, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairman & CEO
(Title)

Dated the 26 day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions: